UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for February, 2019

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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82-_____.d

Enclosures: **SASOL LIMITED | UPDATED TRADING STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2018**

SOL: SASOL LIMITED – Updated trading statement for the six months ended 31 December 2018

(Sasol or the Company)

Shareholders of Sasol are referred to the Company's trading statement released on the Stock Exchange News Service (SENS) on 21 November 2018 (Announcement), wherein the Company indicated that an updated trading statement will be released on SENS in January 2019, once reasonable certainty is attained with regards to the 31 December 2018 half-year financial results.

We have now reached a reasonable degree of certainty that the financial performance for the six months ended 31 December 2018 (half year 2019) is expected to be within the updated earnings ranges contained in the table below. Core headline earnings per share (Core HEPS) and earnings before interest, tax, depreciation and amortisation (EBITDA) are within the previously provided range as outlined in the Announcement. However, we are revising the range slightly upwards with regards to earnings per share (EPS) and headline earnings per share (HEPS). The main reason for the increase is the impact of half year-end valuation adjustments associated with crude oil hedges and closing exchange rates. The updated ranges can be summarised as follows:

	Estimated Half year 2019	Actual Half year 2018	Expected % change
EPS	R23,71 – R24,16	R11,29	110% – 114%
HEPS	R22,97 – R23,68	R17,67	30% – 34%
Core HEPS	R21,14 – R21,86	R18,22	16% – 20%
EBITDA	R26 billion – R28 billion	R24,2 billion	8% – 16%

Key macro-economic summary

	Half year 2019	Half year 2018	% change
Rand/US dollar average exchange rate	14,20	13,40	6
Rand/US dollar closing exchange rate	14,36	12,37	16
Average dated Brent crude oil price (US dollar / barrel)	71,33	56,74	26
Refining margins (US dollar / barrel)	9,49	9,73	(2)
Average Henry Hub gas price (US dollar / million British thermal unit)	3,36	2,93	15

The increase/(decrease) from HEPS to Core HEPS is as follows:

	Half year 2019 Rand per share	Half year 2018 Rand per share
Translation impact of closing exchange rate	(0,51)	1,33
Mark-to-market valuation of oil and foreign exchange hedges	(0,48)	(0,78)
Implementation of Khanyisa B-BBEE transaction	0,63	-
Reversal of provision for tax litigation matters	(1,60)	-
Lake Charles Chemicals Project (LCCP) depreciation (post Beneficial Operation ramp-up)	0,17	-

Cost
The normalised cash fixed cost for the period under review has been contained to below our 6% inflation target despite operational challenges experienced during the period.

LCCP update
As at the end of December 2018, engineering and procurement activities were substantially complete and construction progress was at 84%. Our overall project completion was 94% and capital expenditure amounted to US$10,9 billion.

The first derivative unit, linear low-density polyethylene (LLDPE), produced first product in January 2019 and beneficial operation is expected in February, approximately two months behind schedule. Utilities to support the early process units were fully operational by end November 2018. These utilities together with LLDPE will comprise ~40% of the LCCP existing total cost.

Unfortunately, during the last quarter of CY2018, several factors within and beyond our control impacted the completion schedule and associated cost for the remaining units resulting in the overall project capital cost estimate being revised from US$11,13 billion to a range of US$11,6 – 11,8 billion. The difference between the upper end and lower end of the range represents a contingency and weather provision of US$200 million.

These factors which impacted the revised cost estimate include:

- Changes to scope
  - Late scope additions for the Cracker as a result of incomplete engineering work not timeously identified;
  - Increased scope to ensure process safety for the Cracker and Ethylene oxide / Ethylene Glycol (EO/EG) unit due to defective carbon steel forgings. The impact was fully assessed late in Q4 CY2018 leading to a one month delay;
- A cumulative month of work being lost as a result of excessive rainfall in Q4 CY2018;
- Productivity losses exacerbated by high absenteeism around public holidays and construction rework since end November 2018; and
- Schedule delays of the remaining units will result in additional overhead costs.

While our underlying productivity factor remained on track, the inclement weather, scope additions and absenteeism had a significant impact on actual productivity. These factors were assessed and quantified late in Q4 CY2018 and where feasible, management interventions were put in place to arrest the controllable trends. Unfortunately, the mitigating actions were not successful in reversing the full impact on schedule and cost.

The beneficial operation dates for the individual units have been revised as follows:

	Previous Guidance	Updated Guidance	Approximate delay
Linear low-density polyethylene (LLDPE)	December 2018	February 2019	2 months
Ethylene Oxide / Ethylene Glycol (EO/EG)	February 2019	June 2019	4 months
Cracker	February 2019	July 2019	5 months
Low density polyethylene (LDPE)	March 2019	August 2019	5 months
Ziegler	H2CY19	November 2019	-
Ethoxylate (ETO)	H2CY19	December 2019	-
Guerbet	H2CY19	January 2020	1 month

Management maintains our unrelenting focus on delivering the remaining units per this updated plan and we remain confident that the fundamentals for the LCCP - being, among others, a feedstock advantaged plant, a world scale highly integrated facility, diverse product slate with high margin products and world class logistics and infrastructure - remain intact.

As a result of the delays highlighted above, we are revising our LCCP EBITDA estimate down from US$110 – US$160 million to an EBITDA loss of US$165 – US$195 million for FY19. However, we maintain our guidance that LCCP will deliver a steady state EBITDA of US$1,3 billion in FY2022.

More details on the project can be found in our updated project factsheet at https://www.sasol.com/investor-centre/lake-charles-chemicals-project/lake-charles-chemicals-project-fact-sheet.

The financial information on which this trading statement is based has not been reviewed and reported on by the Company's external auditors. Sasol will release its reviewed results for the six months ended 31 December 2018 on Monday, 25 February 2019.

A detailed summary of the production and sales metrics for the financial half year for all our businesses is available on our website, www.sasol.com

Johannesburg
8 February 2019

Sponsor
Merrill Lynch South Africa (Pty) Ltd

* EBITDA is calculated by adjusting operating profit for depreciation, amortisation, remeasurement items, share-based payments and unrealised gains and losses on our hedging activities.
** Core HEPS are calculated by adjusting headline earnings with once-off items, period close adjustments and depreciation and amortisation of capital projects, exceeding R4 billion which have reached beneficial operation and are still ramping up and share-based payments on implementation of B-BBEE transactions. Period close adjustments in relation to the valuation of our derivatives at period end are to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period. We believe core headline earnings are a useful measure of the group´s sustainable operating performance. However, this is not a defined term under IFRS and may not be comparable with similarly titled measures reported by other companies. The aforementioned adjustments are the responsibility of the directors of Sasol. The adjustments have been prepared for illustrative purposes only and due to their nature, may not fairly present Sasol´s financial position, changes in equity, results of operations or cash flows.

Disclaimer - Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our Continuous Improvement (CI) initiative and business performance outlook. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forwardlooking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report on Form 20-F filed on 28 August 2018 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 8 February 2019   By: /s/ V D Kahla
                                          Name: Vuyo Dominic Kahla
                                          Title: Company Secretary